

Mail Stop 3720

October 24, 2008

Via U.S. Mail and Fax (678) 881-1418
Sidney Chan
Chief Financial Officer
ALR Technologies Inc.
3350 Riverwood Pkwy
Suite 1900
Atlanta, GA 30339

      RE: ALR Technologies Inc.
             Form 10-KSB for the fiscal year ended December 31, 2007

             Form 10-Q for the quarters ended March 31 and June 30, 2008
             File No. 000-30414

Dear Mr. Chan:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audit Report for year ended December 31, 2007, page 24

1. We note that your audit report was signed by an audit firm based in Vancouver, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In your response, discuss:

    *   The location of your assets, revenues, and operations;
    *   if the majority of your assets, revenues, and operations are located in the country where the auditor resides;
    *   if management and accounting records are located in the country where the auditor resides;
    *   if the majority of the audit work was conducted outside the US.

    In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.J of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internatl/issues 1004.htm.

Audit Report for year ended December 31, 2006, page 25

2. We note that Telford Sadovnick PLLC audited your financial statements for the year ended December 31, 2006. In this regard, it appears that Telford Sadovnick was not registered with the PCAOB at the date their audit report was signed. Please note that a registrant's financial statements audited by a non-registered firm are considered to be "not audited," and that a Form 10-KSB containing such financial statements is deemed substantially deficient. In addition, the Form 10-KSB is deemed not timely filed. Accordingly, it appears that you should immediately amend your December 31, 2007 Form 10-KSB to remove the non-registered auditor's report and label the columns of the financial statements as "not audited." Also, you should file another amendment to file financial statements reaudited by a registered firm with the PCAOB. Please revise or advise.

* * * *

        As appropriate, please amend your 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. The cover letter and amendment should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director